Exhibit 12

Ratio of Earnings to Fixed Charges (in millions)

		2013	2014	2015	2016	2017

Net loss before income tax (expense) benefit and earnings from equity investments		(153.5)	(507.1)	(1,711.3)	(215.7)	(254.5)

Add fixed charges:
	Interest expense including amortization of debt issuance costs	119.5	307.2	664.9	661.4	609.7
	Estimate of interest within rental expense	5.6	14.8	15.7	4.7	4.6
	Total fixed charges	125.1	322.0	680.6	666.1	614.3

	Distributed earnings from equity investments	29.5	28.5	24.9	26.4	33.2

	Adjusted earnings	1.1	(156.6)	(1,005.8)	476.8	393.0

Ratio of earnings to fixed charges (1)		—	(0.5)	(1.5)	0.7	0.6

(1)
The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges. Earnings before fixed charges were inadequate to cover total fixed charges by $124.0 million, $478.6 million, $1,686.3 million $189.0 million, and $221.3 for years ended 2013, 2014, 2015, 2016, and 2017 respectively.